
BOOST SOIL FUNCTION
Rapidly restoring
the capability of
microbial biomass
in the soil to save water
and mitigate climate change
Sequester®
SOIL AMENDMENT
CO2
Captures Carbon
from the atmosphere
BiodelAG

INVEST IN **BIODEL AG INC.**

Proprietary Solutions to Restore Soil Health, Save Water & Sequester CO2

LEAD INVESTOR

Alan L. Boyce

Over the years, agricultural practices have turned soil into dirt, depleting the soil carbon and beneficial soil bacteria and fungi. Salts don't leach out and become concentrated. The salts inhibit plants ability to absorb nutrients. This means plants make less efficient user of water and fertilizer. Salt binds up and makes for "hard dirt" which then requires more passes with diesel-fueled farm equipment. Fertilizer, diesel and equipment are expensive today and water availability is a big question. It is more profitable to farm with Mother Nature. One of these easiest ways to participate is through no till or minimum till practices, although this is best suited to broad acre operations and takes a long time to see results. Another easy solution to boost soil function is through Microbial Soil Reclamation with Sequester, a liquid formula derived from natural occurring cyanobacteria and other healthy soil amendment nutrients. Sequester gets added to water and can be applied to the soil, seed, and plants. Biodel Ag, led by agriculture life sciences and farming expert Ben Cloud, has harnessed biology to develop the proprietary blend. I've seen Sequester help turn dirt back into soil by adding it to every irrigation over a year. It removed 80% of salts from the ground. Less salt means plants are more efficient at water and nutrient uptake, more crop per drop. Healthy soil absorbs and stores atmospheric carbon, which improves water holding capacity and helps soil bacteria and fungi thrive. Healthy soil ensures that we have an abundant supply of fresh fruit and vegetables in our supermarkets. Farmers, by following regenerative agriculture practices, can now get bigger crops with fewer scarce resources and be a part of the solution climate change. Healthy soils use less water, less fertilizer and absorb carbon from the atmosphere. That soil carbon reinforces the cycle It's an opportune time for Biodel Ag.

Invested $50,000 this round

sequester.ag Maricopa AZ

Food | Sustainability | Agriculture | Ag Tech | Life Science

Highlights

1. Sequester Rebuilds Soils to Boost Crop Yields, Green Lawns, Capture CO_2, & Fix Nitrogen
2. Revenue up 140% Year Over Year
3. Raised $2.8 + Million from 42 Investors in prior rounds
4. 5 Awarded Patents and 12 Patent Applications In Process
5. Market Urgency - Demand is NOW with water and fertilizer shortages
6. Broad Market Use - Homeowner to Large Farmer. Worldwide Market.

Our Team



Ben Cloud Chief Executive Officer

Agribusiness Entrepreneur Across Applications.

> We believe agriculture is the best and most economical option for sequestering large volumes of CO_2 and other GHG's from our atmosphere. We love agriculture and want to be part of the greater solutions to sustainability and climate impact. We want positive outcomes for our communities and families. We have the tools to economically succeed

> We believe agriculture is the best and most economical option for sequestering large volumes of CO_2 and other GHG's from our atmosphere. We love agriculture and want to be part of the greater solutions to sustainability and climate impact. We want positive outcomes for our communities and families. We have the tools to economically succeed.



Michael Kirksey Chief Financial Officer

Strong Record in Building Startups. “With all the bad news about drought, food insecurity and rising farming costs, this is a great time to look at companies dealing with those issues!”

Biodel Ag is focused on restoring sustainability and resilience to our food supply while facilitating the sequestration of GHG's to rebalance our atmosphere.

BiodelAG

The Bad News

We're barreling towards a massive global crisis due to exponential accumulation of CO2.



- If we don't act swiftly, we will experience shortages, scarcity and are destined for conflict
- Soils haven't been able to reabsorb CO2
- Agriculture producers are faced with diminishing returns, drought conditions and rising input and energy costs

BiodelAG

The Good News

We can still save ourselves.


CO_2

- We now have the right tools to tackle the crisis, restore soil health and function and to reduce water and fertilizer use
- Farmlands are trending towards regenerative practices to sequester carbon from the atmosphere

We envision a world where agriculture experts create grower & consumer friendly products to:

- Push Higher Crop Yields & Replace Synthetic Fertilizers
- Rebuild Soil Health & Manage Soil Salt Build-Up
- Deploy Sustainable Regenerative Agriculture Practices
- Drive Soil Storage of GHGs to combat Climate Change while Building Farm Revenues



Meet Biodel Ag and Our Primary Product, Sequester®

Biodel AG manufactures Sequester®, a unique product used to restore soil health and transition AG Lands to regenerative practices. Biodel AG is raising capital to expand production capacity and market Sequester® on a broad scale in 9 Western States and Northern Mexico totaling 30 million acres of degraded soils. Sequester is marketed online, as well as through a network of crop consultants, AG Retailers, and AG Distributors. An initial emphasis on this market area is expected to generate product awareness that will open significantly greater sales opportunities. Please see the Sequester® website at https://sequester.ag.


All Natural Ingredients
Saves Water
Reduces Harmful Salts
Bring the sun's energy into the soil biome to drive microbial interactions that rapidly restores soil function
Sequester®
SOIL AMENDMENT
CO_2
Captures Carbon from the atmosphere
BOOST SOIL FUNCTION

For landowners of all sizes...


FOR HOMEOWNERS
FOR SMALL FARMERS
FOR COMMERCIAL FARMERS



Biodel Ag Investor Spotlight: Alan L. Boyce

"Biodel Ag, led by agriculture life sciences and farming expert Ben Cloud, has harnessed biology to develop the proprietary Sequester formulation. I've seen Sequester help turn dirt back into soil by adding it to every irrigation over a year. It removed 80% of salts from the ground. Less salt means plants are more efficient at water and nutrient uptake, more crop per drop. Healthy soil absorbs and stores atmospheric carbon, which improves water holding capacity and helps soil bacteria and fungi thrive. Healthy soil ensures that we have an abundant supply of fresh fruit and vegetables in our supermarkets. Farmers, by following regenerative agriculture practices, can now get bigger crops with fewer scarce resources and be a part of the solution climate change. Healthy soils use less water, less fertilizer and absorb carbon from the atmosphere. That soil carbon reinforces the cycle. It's an opportune time for Biodel Ag."



Alan Leland Boyce
Biodel Ag Board of Directors Member and Shareholder

Alan L. Boyce has been interested in soil health for 20 plus years since cofounding Adecoagro (NYSE:ARGO), one of the leading agro-industrial companies in South America. Alan is the Executive Chairman of Materra Farming.

Feeding People While Mitigating Global Warming


Transforming Agricultural Practices to Regenerative
Biodel AG manufactures the two key ingredients in the Sequester® formulation - Cyanoblend®, a proprietary blend of cyanobacteria strains; and Isoprenoid Amino Complex®, a patented plant extract that enhances the biological functions of soil and crops. These ingredients assure an environment of high margins and profitability for Biodel AG while providing an economical solution to degraded soils for our customers.
Cyanobacteria to the Rescue
Rapidly Restoring Soils
Nature's Construction Crew

We are focused on the growing shift to regenerative practices by AG Landowners and operators. Today, less than 5% of 450 million intensively farmed acres in the USA is operated under regenerative practices. That is approximately 22.5 million acres. Yet in order to effectively sequester large volumes of CO_2 annually and

acres. Yet in order to effectively sequester large volumes of CO_2 annually and comply with the Net Zero Carbon Emissions by 2050, we need to shift the balance of acreage. There are some economic predictions that Trillions of dollars will be spent to incentivize the transition of farmland to regenerative practices. Biodel AG is well positioned to benefit from this transition.

Cyanobacteria – A Key Regenerative Agriculture Tool

Cyanobacteria are natural soil microbes that:

- Are Autotrophic (Photosynthetic) & Nitrogen Fixing
- Improve Soil Structure & Water Use Efficiency
- Drive Exchange of Soil Salts to Less Harmful Compounds
- Build Soil Capacity to Sequester Atmospheric CO_2
- Use root exudates for food (heterotrophism) when deeper in soil profile



Biodel AG
Cyanobacteria Not Broadly Used – Until Sequester®!
Cyanobacteria under utilized due to uneconomic production methods
Biodel mastered formulating & packaging Cyanoblend™ (a proprietary blend of Cyanobacteria) allowing every Grower, Landscaper, & Homeowner to use the power of Cyanobacteria directly, easily – and economically at application rates capable of having strong biological impacts!
Sequester® - protected by 2 US Patent Applications, with more to follow



"Safety is #1 for me and my boys. Sequester detoxifies the soil as well as reduces water requirements. That is important in Southern California."
HEATHER MATHEISEN, DASH AND DUKE
ENCINO, CALIFORNIA

*"I'm using less water with higher yields and seeing earthworms **for the first time ever** with Sequester."*



ROBERT (BOBBY) STONE
ARIZONA

*"I use Sequester® so it is applied every irrigation. The results are better with each year of use. Summer irrigation intervals have moved from 5-7 days to 14 – 16 days. Now that we are facing water limitations, I'm ready as salinity is very low, and Soil Organic Matter is much higher indicating functional soils. **I'm using less fertilizer inputs every year.**"*



JIMMY BYRD
6,000 ACRES, ELOY, ARIZONA

Biodel AG will expand marketing efforts towards the residential, landscape and small farm users with a focus on carbon sequestration to reduce water and fertilizer applications. For commercial AG producers, the emphasis is improved water use efficiency, greater nutrient uptake, salinity management, and carbon sequestration that is measurable with annual analysis of Soil Organic Carbon and bioactivity.

Biodel AG

Market Channels


eCommerce & Direct Sales


Major Distributor for Large Volume Sales


Regenerative Transition Contracts™

Direct to Consumer Sales | Distributed Ag Market | Institutions, Corporations, Utilities, Tribes


• Positive Environmental Impact Focus
• Sequester® online store (6/22 launch) www.sequester.ag
• Build on eCommerce brand awareness to Crop Consultants
• Conventional 'ag chemical' market
• 2023 emphasis on Distributors
• Pursuing Higher Returns & Carbon Credits from farm, forest, & range land
• 5-Year Transition Contracts or Direct Sales & Support


BiodelAG
Funding
Interim Funding - 2022:
$1.5M
Convertible Note – 20% Discount to Preferred On Conversion
• Brand Rollout & Market Awareness of Sequester®
• E-Commerce Capability
• Process & Lab Equipment
"B" Round - 2023:
$4.0M
Preferred Stock – Voting, 1X Preference
• Market Penetration of Sequester® Brand
• R & D – studies for development and EPA registration
• Expanded Facility & Capacity

Forward-looking projections are not guaranteed.

As an Investor in Biodel AG:

1. You are making a strong contribution to restoring soil health and sequestering carbon. YOUR investment drives the introduction and sale of ***Sequester***® to an expanding market that must rapidly shift to regenerative practices.

2. You will receive a gift of ***Sequester***® product to use on your own soils – lawn and landscape, with the option to purchase additional product at a discounted rate as an investor. Discounts will apply to large commercial AG producers who are investors as well.

3. Your investment will have an impact throughout the world as individuals, landowners, governments, NGOs and major CO2 emitters seek economical ways to sequester atmospheric carbon back into the soil.

4. Finally, the board of directors and management team of Biodel Ag are highly experienced individuals from business and agriculture who have contributed capital, time, and expertise to establish Biodel AG and develop ***Sequester***®.

As you consider joining Biodel AG as an investor, our interests are aligned with a noble cause of restoring sustainability and resilience to our food supply while facilitating the sequestration of GHG's to rebalance our atmosphere.


Biodel AG
Summary
Biodel Develops & Manufactures Sequester® and Isoprenoid Amino Complex® proprietary crop/soil nutrient products reducing water and fertilizer use while increasing yields and GHG storage
Products are Revenue Stage and poised for deeper market penetration
Market Size is multi-billion $ and growing rapidly
Leadership is experienced in Industry and Business Growth
Biodel seeks - $1.5 Million in Convertible Notes in 2022
- $4.0 Million in "B" Round in 2023


Biodel AG
Partner with Us
Ben Cloud, CEO
bcloud@biodelag.com
480.227.2890 Cell
Michael Kirksey, CFO
mkirksey@biodelag.com
602.524.1403 Cell
www.biodelag.com & www.sequester.ag
Sequester® is a registered trademark of Biodel AG Inc.
All rights reserved.

Forward looking statements cannot be guaranteed.

Downloads

Biodel AG Investor Deck.pdf

Meet Biodel AG and Sequester.pdf

Microbial Soil Reclamation July 2022.pdf

Nitrogen Fixation with Sequester June 2022.pdf

Bioremediation with Sequester June 2022.pdf